3/9

04010505

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sekisui House Ltd

*CURRENT ADDRESS

PROCESSED

MAR 11 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5729 FISCAL YEAR 1-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/11/04

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

04 MAR -9 AM 7:21

Exemption No. 82-5129

ARLS
1-31-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East, Umeda Sky Building, 1-88,
Oyodonaka 1-chome Kita-ku, Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

March 1, 2004

By: /s/ K. Moriuchi
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No.82-5129

March 1, 2004

Sekisui House, Ltd.
President & Representative Director
Isami Wada

Notice of Resolution of the Meeting of the Board of Directors in regard to the 53rd Ordinary General Meeting of Shareholders

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held today in regard to Convocation of the 53rd Ordinary General Meeting of Shareholders.
We will forward the notice of convocation of the said General Meeting to the shareholders in early April, 2004. And so please be informed as follows.

1. Record Date: January 31, 2004
2. Date and Time of the Meeting: 10:00 a.m., Tuesday, April 27, 2004
3. Place of the Meeting: Umeda Stella Hall
3F, Tower West, Umeda Sky Building
1-30, Oyodonaka 1-chome, Kita-ku, Osaka

4. Agenda:

Items for reporting:

The Company's balance sheet as of January 31, 2004, and its business report and statement of income for the 53rd fiscal year ended January 31, 2004(February 1, 2003 - January 31, 2004)

(Contents -Summary) [million of yen]

Net sales	1,055,027
Recurring income	65,554
Net income	33,580
Total assets	1,030,003
Shareholders' equity	630,786
(Net income per share)	(47.69 yen)

Propositions to be tabled:

No.1 Proposal for appropriation of retained earnings for the fiscal year ended January 31, 2004
(Contents -Summary) Dividend: 9 yen per share (in cash)

No.2 Proposal for changes to the Articles of Incorporation
(Contents -Summary)
Establishment of an article regarding share buyback by resolution of the Board of Directors
Deletion of the article regarding conversion of convertible bonds and dividends

No.3 Proposal for election of 13 Directors

No.4 Proposal for election of a Corporate Auditor

No.5 Proposal for presentation of retirement bonus to retiring Directors

Exemption No.82-5129

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS

February 1, 2003 – January 31, 2004

Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors

Exemption No.82-5129

SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

February 1, 2003 – January 31, 2004

Sekisui House, Ltd. March 1, 2004

Stock Code: 1928	Head office: Osaka, Japan	Listed exchanges:	Tokyo, Osaka, Nagoya (First Section)
http://www.sekisuihouse.co.jp		Telephone:	+816 6440 3111
President & Representative Director:	Isami Wada	Inquiries:	PR Department
Date of the meeting of the board of directors:	March 1, 2004		General manager Hidehiro Yamaguchi
U.S. GAAP Accounting Principles:	Not adopted		

1. Business Results

*Please note that numbers less than a million yen are rounded down

1) Consolidated Business Results

	Millions of yen			
	Feb. 1, 2003 – Jan. 31, 2004		Feb. 1, 2002 – Jan. 31, 2003	
		Change %		Change %
Net sales	1,326,039	2.0	1,300,237	(0.4)
Operating income	80,333	10.4	72,737	(2.5)
Recurring income	79,062	14.3	69,146	(5.4)
Net income	37,761	9.3	34,546	–
Net income per share (¥)	¥53.30		¥48.71	
Fully diluted net income per share (¥)	¥51.39		¥44.42	
Return on equity (%)	5.7%		5.4%	
Return on assets (%)	6.5%		5.4%	
Recurring income margin (%)	6.0%		5.3%	

(1) Gain (loss) from investments in subsidiaries and affiliates accounted for by the equity
Year ended January 31, 2004 (53) million yen Year ended January 31, 2003 7 million yen
(2) Average number of outstanding shares (consolidated) during the period:
Year ended January 31, 2004 700,908,935 shares Year ended January 31, 2003 709,184,330 shares
(3) Changes to accounting principles None
(4) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Consolidated Financial Position

	Millions of yen	
	Feb. 1, 2003 – Jan. 31, 2004	Feb. 1, 2002 – Jan. 31, 2003
Total Assets	1,181,012	1,258,979
Shareholders' Equity	667,964	645,702
Equity Ratio (%)	56.6%	51.3%
Shareholders' Equity Per Share (¥)	¥959.96	¥911.01

(1) Outstanding shares (consolidated) at the end of January 31, 2004 695,408,643 shares
(2) Outstanding shares (consolidated) at the end of January 31, 2003 708,775,614 shares

3) Consolidated Cash Flows

	Millions of yen	
	Feb. 1, 2003 – Jan. 31, 2004	Feb. 1, 2002 – Jan. 31, 2003
Net cash provided by operating activities	98,460	51,274
Net cash used in investing activities	51,721	(29,030)
Net cash used in financing activities	(115,395)	(76,713)
Cash and cash equivalents at end of period	222,275	187,381

4) Consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries	97
Number of non-consolidated subsidiaries accounted for by the equity method	–
Number of affiliates accounted for by the equity method	3

5) Changes in the scope of consolidation and companies accounted for by the equity method

Consolidated subsidiaries	(Newly included)	4	(Excluded)	4
Companies accounted for by the equity method	(Newly included)	1	(Excluded)	–

2. Consolidated Results Forecast for the Year Ending January 31, 2005

	Millions of yen			
	Net Sales	Recurring income	Net income	Net income per share (¥)
Interim	660,000	35,000	17,500	–
Full year	1,350,000	75,000	38,500	¥55.36

Appendix 1: Results Summary

Full year results summary for the year ended January 31, 2004

Millions of yen

Consolidated	Results for year to Jan. 2003	Previous forecast for year to Jan. 2004	Results for year to Jan. 2004	YOY Change (%)	Forecast for year to Jan. 2005	YOY Change (%)
Net sales	1,300,237	1,340,000	1,326,039	102.0	1,3500,000	101.8
Gross profit	264,261	279,000	270,050	102.2	271,000	100.4
SG&A expenses	191,523	199,000	189,716	99.1	195,000	102.8
Operating income	72,737	80,000	80,333	110.4	76,000	94.6
Recurring income	69,146	77,000	79,062	114.3	75,000	94.9
Extraordinary income (loss)	(3,881)	(1,000)	(4,089)	—	(1,000)	—
Net income	34,546	35,500	37,761	109.3	38,500	102.0

Millions of yen

Non-consolidated	Results for year to Jan. 2003	Previous forecast for year to Jan. 2004	Results for year to Jan. 2004	YOY Change (%)	Forecast for year to Jan. 2005	YOY Change (%)
Net sales	1,052,558	1,080,000	1,055,027	100.2	1,080,000	102.4
Gross profit	221,549	234,000	225,737	101.9	228,000	101.0
SG&A expenses	162,985	167,500	159,869	98.1	165,000	103.2
Operating income	58,564	66,500	65,868	112.5	63,000	95.6
Recurring income	55,564	65,000	65,554	118.0	63,000	96.1
Extraordinary income (loss)	(2,080)	(1,000)	(3,563)	—	(1,000)	—
Net income	30,196	32,500	33,580	111.2	35,000	104.2
Total orders	1,122,518	1,200,000	1,012,166	90.2	1,100,000	108.7
Accumulated orders	650,547	770,547	607,686	93.4	627,686	103.3

Note: Total orders and accumulated orders is parent company data.

Key management indicators

Consolidated	Year to Jan. 2000	Year to Jan. 2001	Year to Jan. 2002	Year to Jan. 2003	Year to Jan. 2004
Net income per share (¥)	(132.65)	35.03	(125.11)	48.71	53.30
Shareholders' equity per share (¥)	1,012.78	1,027.71	883.16	911.01	959.96
Operating profit margin (%)	5.72%	7.04%	5.72%	5.59%	6.06%
ROE (%)	(12.23)%	3.44%	(13.21)%	5.43%	5.75%
ROA (%) *1	5.40%	6.90%	5.65%	5.90%	6.79%

R & D expenditures (¥millions) *2	7,488	7,743	7,553	5,523	5,259
Investment in plant and equipment (Consolidated)	13,569	13,968	16,003	19,302	16,695
Investment in plant and equipment (Non-consolidated)	10,648	8,430	10,545	14,296	9,374
Depreciation expense (Consolidated) (¥millions)	13,350	13,693	13,085	11,882	11,298
Depreciation expense (Non-consolidated) (¥millions)	12,060	11,675	11,186	9,951	9,362
Housing construction share*3	5.2%	5.0%	5.2%	5.0%	5.0%
Referred order rate*4	56.6%	59.3%	62.2%	63.4%	53.8%
Average house price (¥1,000)	29,815	30,620	30,724	29,605	29,697
Sekiwa Real Estate participation rate *5	56.2%	59.9%	69.5%	72.8%	75.4%
Occupancy rate of leasing units	95.9%	96.2%	95.7%	95.6%	95.0%
Display home locations (end of period)	631	632	653	602	561

*1 ROA: Return on Assets = (Operating profit + interest received) / Total assets
*2 Sekisui House conducts R&D (the amount is non-consolidated)
*3 Sekisui House housing starts / total nationwide housing starts (calendar year)
*4 Referred orders / total orders
*5 Percentage of *Sha Maison* (rental housing) projects in which leasing and administration is contracted to Sekiwa Real Estate group companies

Appendix 2: Segment Breakdown

Consolidated

	Results for year ended Jan. 2004			Results for year ended Jan. 2003			Forecast for year ending Jan. 2005		
	Net sales Millions of yen	Gross profit ratio	Operating margin	Net sales Millions of yen	Gross profit ratio	Operating margin	Net sales Millions of yen	Gross profit ratio	Operating margin
Built to Order Housing	744,599	26.0%	12.3%	740,947	25.8%	11.5%	750,000	25.6%	12.1%
Real Estate for Sales	202,531	14.0%	3.1%	190,096	13.2%	2.8%	214,000	14.1%	3.2%
Real Estate for Leasing	250,633	10.0%	3.5%	231,877	10.9%	4.2%	259,000	10.2%	3.7%
Other Business	134,199	19.4%	2.0%	142,670	18.2%	1.2%	132,000	19.7%	1.9%
Eliminations & back office	(5,925)	-	-	(5,353)	-	-	(5,000)	-	-
Consolidated	1,326,039	20.4%	6.1%	1,300,237	20.3%	5.6%	1,350,000	20.1%	5.6%

Non-consolidated

*As in previous years, completed projects and real estate operations are itemized separately in the segmental financial statements, but in order to assist comparison non-consolidated results are listed here for reference in the same categories as consolidated segmental results. * GPR: Gross Profit Ratio; **OM: Operating Margin Note: Orders are recorded in terms of the number of buildings contracted. For reference, the number of units is also recorded under net sales.

Results for year ended Jan. 2004	Orders			Sales				GPR*	OM**	Accumulated orders		
	Value	%	Buildings	Value	%	Buildings	Units			Value	%	Units
Built to Order Housing	**691,161**	**68.3**	**22,026**	**741,056**	**70.2**	**23,932**	**51,944**	**24.9**	**11.8**	**445,829**	**73.4**	**13,680**
Steel framed	368,678		12,674	392,990		13,435	13,905	-	-	206,265		6,807
Wood frame	74,159		2,357	81,429		2,605	2,630	-	-	43,470		1,366
Low rise apartments	248,323		6,995	266,635		7,892	35,409	-	-	196,092		5,507
Real for Estate Sales	**199,242**	**19.7**	**2,907**	**184,741**	**17.5**	**2,835**	**4,202**	**14.4**	**3.0**	**88,544**	**14.6**	**1,164**
Steel framed	71,616		2,540	69,506		2,476	2,671	-	-	26,603		1,005
Wood frame	11,263		367	10,373		339	339	-	-	4,396		159
Condominiums	33,827		-	28,398		20	1,192	-	-	25,218		-
Land	82,535		-	76,462		-	-	-	-	32,327		-
Real Estate for Leasing	**9,351**	**0.9**	**-**	**9,351**	**0.9**	**-**	**-**	**(4.4)**	**(5.9)**	**-**	**-**	**-**
Other Business	**112,411**	**11.1**	**85**	**119,878**	**11.4**	**101**	**1,937**	**12.7**	**0.6**	**73,312**	**12.0**	**243**
RC contracts	32,482		85	36,502		101	1,937	-	-	42,928		243
Exteriors	39,192		-	42,704		-	-	-	-	24,366		-
Remodeling	40,737		-	40,671		-	-	-	-	6,018		-
Total	**1,012,166**	**100.0**	**25,018**	**1,055,027**	**100.0**	**26,868**	**58,083**	**21.4**	**6.2**	**607,686**	**100.0**	**15,087**

Results for year ended Jan. 2003	Orders			Sales				GPR	OM	Accumulated orders		
Built to Order Housing	**794,866**	**70.8**	**25,354**	**737,727**	**70.1**	**23,999**	**50,893**	**24.7**	**11.0**	**495,724**	**76.2**	**15,586**
Steel framed	432,708		13,971	405,471		13,763	14,245	-	-	230,578		7,568
Wood frame	88,448		2,884	80,078		2,626	2,648	-	-	50,740		1,614
Low rise apartments	273,710		8,499	252,177		7,610	34,000	-	-	214,405		6,404
Real for Estate Sales	**190,628**	**17.0**	**2,620**	**174,396**	**16.6**	**2,440**	**3,732**	**13.7**	**2.7**	**74,043**	**11.4**	**1,072**
Steel framed	66,708		2,465	61,949		2,294	2,294	-	-	24,493		941
Wood frame	4,695		155	3,577		118	118	-	-	3,506		131
Condominiums	40,659		-	33,583		28	1,320	-	-	19,789		-
Land	78,564		-	75,285		-	-	-	-	26,254		-
Real Estate for Leasing	**10,545**	**0.9**	**-**	**10,545**	**1.0**	**-**	**-**	**1.7**	**(0.7)**	**-**	**-**	**-**
Other Business	**126,478**	**11.3**	**99**	**129,890**	**12.3**	**135**	**2,814**	**11.9**	**0.5**	**80,779**	**12.4**	**259**
RC contracts	29,156		99	46,328		135	2,814	-	-	46,948		259
Exteriors	56,500		-	46,665		-	-	-	-	27,878		-
Remodeling	40,821		-	36,896		-	-	-	-	5,953		-
Total	**1,122,518**	**100.0**	**28,073**	**1,052,558**	**100.0**	**26,574**	**57,439**	**21.0**	**5.6**	**650,547**	**100.0**	**16,917**

Forecast for year ending Jan. 2005	Orders			Sales				GPR	OM	Accumulated orders		
Built to Order Housing	**749,000**	**68.1**	**24,100**	**746,800**	**69.1**	**24,050**	**52,650**	**24.5**	**11.5**	**448,029**	**71.4**	**13,730**
Steel framed	395,000		13,500	393,800		13,500	14,200	-	-	207,465		6,807
Wood frame	84,000		2,700	83,000		2,650	2,650	-	-	44,470		1,416
Low rise apartments	270,000		7,900	270,000		7,900	35,800	-	-	196,092		5,507
Real for Estate Sales	**217,000**	**19.7**	**3,100**	**204,400**	**18.9**	**2,880**	**4,150**	**14.5**	**3.1**	**101,144**	**16.1**	**1,414**
Steel framed	75,000		2,690	70,500		2,500	2,500	-	-	31,103		1,195
Wood frame	12,000		410	10,500		350	350	-	-	5,896		219
Condominiums	40,000		-	38,000		30	1,300	-	-	27,218		-
Land	90,000		-	85,400		-	-	-	-	36,927		-
Real Estate for Leasing	**10,500**	**1.0**	**-**	**10,500**	**1.0**	**-**	**-**	**1.9**	**0.3**	**-**	**-**	**-**
Other Business	**123,500**	**11.2**	**100**	**118,300**	**11.0**	**70**	**1,400**	**12.5**	**0.4**	**78,512**	**12.5**	**273**
RC contracts	25,000		100	24,000		70	1,400	-	-	43,928		273
Exteriors	48,500		-	46,000		-	-	-	-	26,866		-
Remodeling	50,000		-	48,300		-	-	-	-	7,718		-
Total	**1,100,000**	**100.0**	**27,300**	**1,080,000**	**100.0**	**27,000**	**58,200**	**21.1**	**5.8**	**627,686**	**100.0**	**15,417**

Appendix 3: Summary of Subsidiaries and Affiliates (FY2003)

(Upper) This term
(Lower) Previous term
Millions of yen

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Shareholder's equity	*1 Interest-bearing debt
Sekisui House	**1,055,027**	**225,737**	**159,869**	**65,868**	**65,554**	**491**	**4,054**	**33,580**	**1,030,003**	**630,786**	**60,003**
	1,052,558	221,549	162,985	58,564	55,564	—	2,080	30,196	1,115,880	612,641	150,004
Sekiwa Real Estate (consolidated)	**89,659**	**12,338**	**8,272**	**4,065**	**4,104**	—	**0**	**2,261**	**38,322**	**12,946**	—
	82,435	11,467	7,848	3,618	3,639	—	(1,485)	1,143	34,853	11,043	—
Sekiwa Real Estate Tohoku	**15,616**	**1,817**	**1,285**	**532**	**541**	—	**0**	**299**	**8,237**	**1,498**	—
	13,586	1,848	1,277	570	579	—	5	323	7,396	1,250	—
Sekiwa Real Estate Chubu (consolidated)*2	**70,715**	**6,344**	**4,793**	**1,550**	**1,555**	—	**10**	**833**	**33,290**	**8,977**	—
	65,584	5,884	4,547	1,336	1,312	—	—	735	31,728	8,263	—
Sekiwa Real Estate Kansai (consolidated)*2	**51,874**	**6,789**	**5,144**	**1,644**	**1,686**	**9**	**26**	**889**	**35,946**	**20,576**	—
	46,218	6,603	4,780	1,822	1,856	—	211	916	36,426	20,247	—
Sekiwa Real Estate Chugoku	**14,077**	**2,834**	**1,991**	**843**	**847**	—	**2**	**476**	**8,894**	**2,649**	—
	12,356	2,567	1,893	673	678	—	11	380	7,858	2,286	—
Sekiwa Real Estate Kyusyu	**14,705**	**1,853**	**1,364**	**489**	**473**	—	**10**	**255**	**4,824**	**1,266**	—
	12,628	1,800	1,309	491	455	—	—	254	4,274	911	—
Sekiwa Real Estate Subtotal	**256,648**	**31,977**	**22,851**	**9,125**	**9,209**	**9**	**51**	**5,015**	**129,516**	**47,913**	—
	232,809	30,171	21,657	8,514	8,521	—	1,713	3,754	122,537	44,002	—
Sekiwa Construction & 74 other companies	**209,764**	**11,619**	**7,185**	**4,434**	**4,802**	**43**	**57**	**2,737**	**51,617**	**22,483**	—
	208,635	11,525	6,640	4,885	5,329	59	133	3,016	51,181	20,745	—
Kobe Rokko Island	**1,139**	**88**	**102**	**(14)**	**(25)**	—	—	**(25)**	**8,134**	**(16,919)**	***3 9,672**
	1,977	(439)	136	(575)	(574)		12,260	(12,834)	9,253	(16,893)	9,996
Nishinomiya Marina City	**964**	**29**	**3**	**25**	**26**	—	—	**25**	**1,254**	**(13,529)**	—
	1,748	60	5	55	55	—	—	55	2,210	(13,555)	—
SGM Operation	**2,369**	**375**	**238**	**136**	**124**	**38**	**0**	**89**	**2,269**	**1,271**	—
	2,294	734	513	220	206	28	0	130	2,172	1,181	—
Sekisui House Umeda Operation	**7,802**	**1,737**	**1,498**	**238**	**237**	—	**18**	**129**	**2,560**	**415**	—
	6,966	1,825	1,537	287	275	—	6	153	2,364	370	—
Sekiha	**1,214**	**100**	**82**	**17**	**16**	—	**1**	**7**	**1,176**	**569**	—
	1,320	104	84	19	17	—	12	6	1,250	561	—
8 Other Companies	**9,859**	**1,438**	**957**	**481**	**445**	**27**	**485**	**(1)**	**6,724**	**2,327**	—
	8,358	1,369	873	495	457	7	314	93	7,019	2,237	—
Gross	**1,544,789**	**273,105**	**192,790**	**80,314**	**80,391**	**609**	**4,667**	**41,560**	**1,233,256**	**675,317**	**69,675**
	1,516,668	266,901	194,433	72,468	69,853	94	16,520	24,572	1,313,870	651,290	160,000
Eliminations and others	**(218,750)**	**(3,054)**	**(3,074)**	**19**	***4 (1,328)**	**(115)**	**(83)**	**(3,798)**	**(52,244)**	**(7,353)**	
	(216,431)	(2,640)	(2,909)	269	(707)	(94)	(12,638)	9,974	(54,890)	(5,588)	—
Consolidated	**1,326,039**	**270,050**	**189,716**	**80,333**	**79,062**	**494**	**4,584**	**37,761**	**1,181,012**	**667,964**	**69,675**
	1,300,237	264,261	191,523	72,737	69,146	—	3,881	34,546	1,258,979	645,702	160,000
Consolidated/ Non-consolidated	**1.26**	**1.20**	**1.19**	**1.22**	**1.21**	**1.01**	**1.13**	**1.12**	**1.15**	**1.06**	**1.16**
	1.24	1.19	1.18	1.24	1.24	—	1.87	1.14	1.13	1.05	1.07

*1 The amount of debt within the Group are excluded from that of interest-bearing debt.

*2 These 2 companies have established subsidiarie, so the amount of this termshowed is consolidated.

*3 Loans from a investment company for funds to purchase lands.

*4 53 million yen, loss from investments in affiliates for by the equity method, is included.

APPENDIX 4: BREAKDOWN OF SALES BY TYPE OF BUILDING

	Feb.1, 2003 – Jan. 31, 2004	Feb.1, 2002 – Jan. 31, 2003	Difference (%)
Housing – Total			
Units	**58,083**	**57,439**	**1.1**
Buildings	**26,854**	**26,547**	**1.2**
Square meters	**4,665,320**	**4,659,357**	**0.1**
Value (millions of yen)	**961,445**	**949,278**	**1.3**
Detached Houses – Total			
Units	19,545	19,305	1.2
Buildings	18,855	18,801	0.3
Square meters	2,707,476	2,724,430	(0.6)
Value (millions of yen)	597,006	597,741	(0.1)
Detached Houses – Steel Frame			
Units	16,576	16,539	0.2
Buildings	15,911	16,057	(0.9)
Square meters	2,271,950	2,320,565	(2.1)
Value (millions of yen)	505,202	514,085	(1.7)
Detached Houses – Wood Frame			
Units	2,969	2,766	7.3
Buildings	2,944	2,744	7.3
Square meters	435,525	403,865	7.8
Value (millions of yen)	91,803	83,656	9.7
Multiple Dwelling Houses – Total			
Units	38,538	38,134	1.1
Buildings	7,999	7,746	3.3
Square meters	1,957,843	1,934,927	1.2
Value (millions of yen)	323,767	314,640	2.9
Multiple Dwelling – Apartments			
Units	35,409	34,000	4.1
Buildings	7,892	7,610	3.7
Square meters	1,699,298	1,633,021	4.1
Value (millions of yen)	266,635	252,178	5.7
Multiple Dwelling – Condominiums			
Units	3,129	4,134	(24.3)
Buildings	107	136	(21.3)
Square meters	258,545	301,906	(14.4)
Value (millions of yen)	57,132	62,462	(8.5)
Remodeling			
Value (millions of yen)	40,671	36,896	10.2

Non-Housing			
Buildings	14	27	(48.1)
Square meters	47,407	136,308	(65.2)
Value (millions of yen)	7,768	17,450	(55.5)

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of 97 subsidiaries, 3 affiliates and 1 related company. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classifiy each business division as they are classified in the 'Segment Information' section. Details about these changes are listed in the 'Segment Information' section.

(1) Built to Order Housing

This division constructs steel, wooden, and concrete houses and condominiums. The main affiliated companies of this division are Sekiha, Ltd、Sekiwa Kensetsu Saitama、 Sekiwa Kensetsu Yokohama, and Sekiwa Kensetsu Osaka.

(2) Real Estate for Sales

This division sells land, detached houses, and condominiums.

The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

(3) Real Estate for Leasing

This division leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc.

The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

(4) Other Business

This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main affiliated companies of this division are Landtech Sekiwa Chiba, Ltd., Landtech Sekiwa Chubu, Ltd., Greentechno Sekiwa, Ltd., and Greentechno Sekiwa Chubu, Ltd.


Materials supplier
Housing materials supplier
Housing construction and exteriors
Broking and leasing real estate
Real estate-related services
Sekiha Ltd*
Sekisui Chemical Co., Ltd.***
Sekiwa Construciton Saitama, Ltd.* and 74 other companies
SEKISUI DEUTSCHLAND BAU G.m.b.H.*
Sky Rail Service, Ltd.*
Rokko Island Cable Vision Co., Ltd.*
Rokko Island Energy Service Co., Ltd. **
and one other comapny
Housing publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd. *
Sekisui House, Ltd.
Leasing of real estate
Housing construction
Settlement
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* and 5 other companies
Sekiwa Kanri, Ltd.* and 4 other companies
Kobe Rokko Island Co., Ltd.*
Nishinomiya Marina City Development Co., Ltd.*
SGM Operation Co., Ltd.* and 2 other companies
Trade of real estate
Mortgage loans
The Mortgage Corporation of Japan, Ltd. **
Construction of commercial buildings, house remodelling
Housing construction
Leasing of real estate
Leasing of real estate
Loaning out
Payment
Customer
Customer
Customer
Customer
Real Estate for Leasing
Real Estate for Sales
Other Business
Built to Order Housing

*	Consolidated subsidiary
**	Related company, accounted for by the equity method
***	Other related company

Major Subsidiaries and Affiliates

Name	Capital	Main business	Percentage owned	Serving directors	Transactions
(Consolidated Subsidiary)	*Millions of yen*				
Kobe Rokko Island Co., Ltd.	1,000	Real Estate for Sales	61.8%	Directors 2 Executive 1 Employee 1 Transfer 1	Co-development company for Rokko Island City project
Nishinomiya Marina City Development Co., Ltd.	400	Same as above	100.0%	Directors 4 Executives 2 Employee 1	Co-development company for Nishinomiya Marina City project
SGM Operation Co., Ltd.	418	Real Estate for Leasing	100.0%	Directors 2 Executive 1 Transfer 3	Consignment of real estate management and sales of housing-related equipment
Sekiwa Real Estate, Ltd.	1,668	Real Estate for Leasing & Sales	59.8%	Directors 3 Transfer 10	Management and brokerage of real estate
Sekiwa Real Estate Tohoku, Ltd.	200	Same as above	55.1%	Directors 2 Employee 1 Transfer 5	Same as above
Sekiwa Real Estate Chubu, Ltd.	1,368	Same as above	42.9%	Directors 3 Transfer 8	Same as above
Sekiwa Real Estate Kansai, Ltd.	5,829	Same as above	42.6%	Directors 2 Transfer 12	Same as above
Sekiwa Real Estate Chugoku, Ltd.	379	Same as above	42.0%	Directors 2 Transfer 8	Same as above
Sekiwa Real Estate Kyushu, Ltd.	263	Same as above	42.7%	Directors 2 Transfer 8	Same as above
Sekisui House Umeda Operation Co., Ltd.	100	Real Estate for Leasing	100.0%	Directors 2 Employees 2 Transfer 1	Consignment of real estate management
Sekiha, Ltd.	480	Built to Order Housing	100.0%	Directors 3 Employees 2	Buying and selling housing materials
Greentechno Sekiwa, Ltd.	100	Other Business	100.0%	Director 1 Transfer 5 Employee 1	Exterior and gardening construction
Landtech Sekiwa Chubu, Ltd.	50	Same as above	100.0%	Director 1 Executive 1 Employees 5	Foundation investigation and surveys
Sekiwa Construction Saitama, Ltd.	40	Built to Order Housing	100.0%	Director 1 Employees 7 Transfer 3	Foundation and construction work

1. The main business of each company is recorded in line with the revised business categories of Sekisui House.

2. Percentage holdings in Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd. are less than 50%, but as these businesses are essentially controlled by Sekisui House they are treated as subsidiaries.

3. Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd. issue annual Financial Statements. Sekiwa Real Estate, Ltd. is listed on the second section of the Tokyo Stock Exchange. Sekiwa Real Estate Chubu, Ltd. is listed on the second section of the Tokyo Stock Exchange and on the second section of the Nagoya Stock Exchange. Sekiwa Real Estate Kansai, Ltd. is listed on the first section of the Osaka Securities Exchange. Sekiwa Real Estate Chugoku, Ltd. is listed on the second sections of the Tokyo Stock Exchange and of the Osaka Securities Exchange. Sekiwa Real Estate Kyushu, Ltd. is listed on the JASDAQ market.

Management Policy & Results

1. Management Policy

Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with humanity and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of 'love of humanity' by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further, our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction. We must also fulfill our obligations as a corporate citizen, while considering the stability and investment required to ensure continued long term growth and making determined efforts to expand our business.

Profit distribution policy

Since the year ended January 1988 we have continued a policy of paying a stable dividend of 18 yen per share to shareholders. We have also on occasion paid special and commemorative dividends, after taking into consideration the overall condition and profitability of the company, and capital requirements for expansion. In addition we have at times bought back in order to improve capital efficiency and raise long- term returns to shareholders. With regard to dividend distribution in the future, we have to be aware that our management indicators can be affected by law revisions and economic circumstances that are difficult to predict. As such, while considering our payout ratio we will aim for an appropriate and rational distribution of profits.

Policy on reduction of the share trading unit

While we recognize the importance of expanding our shareholder base by making it easier for individuals to participate as shareholders, we also recognize that Sekisui House shares maintain good liquidity. We intend to monitor factors such as trends among individual investors and the demands of the market, and will continue to weigh the cost and benefits of a reduction in our share-trading unit.

Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in Return on Assets and Return on Net Assets. While increasing profitability, our medium term target is to achieve ROA of 10% by reducing total assets and raising asset turnover.

Medium term business strategy

While pursuing our basic management policies we aim to further strengthen our sales and marketing. Further, while monitoring factors such as market size, profitability, and capital efficiency, we aim to expand related businesses such as remodeling and exteriors, and so grow our income.

Corporate governance and related initiatives

Sekisui House intends to implement a corporate auditor system rather than pursue a committee system. We introduced an executive officer system in April 2002, at which point we halved the number of directors. Our aim is manage the Company with flexible, effective and rapid decision-making.

We are working to ensure appropriate overseeing of management. Two of the Company's four auditors are outside auditors.

Strong corporate compliance is a management priority. In addition to establishing a special corporate compliance department, we are taking steps throughout the Company and its subsidiaries to improve procedures, and to strengthen coordination between related departments.

2. Business Results

During fiscal 2003 the Japanese economy reacted positively to a recovery in exports and personal consumption as well as improvement in corporate results. The Nikkei 225 stock index also regained the 10,000-point level reflecting improvement in some economic indicators. However, these were not enough to eliminate the underlying deflationary conditions, for example land prices, and economic recovery has not become firmly established.

New housing starts for calendar year 2003 exceeded those of the previous year for the first time in three years as uncertainty in regard to the extension of mortgage deductions as well as fears that interest rates may rise encouraged some last minute demand. However, while the owner-occupier market was supported to some extent by demand from first-time buyers, particularly younger purchasers, overall the market remained subdued as rebuilding etc. by existing owners was affected by concerns about employment and many other uncertainties. In the rental market demand in such as the Tokyo metoropolitan area showed further growth and this is expected to continue driven by the inflow of population. However, in provincial cities vacancies increased, rents declined and regional differences increased. On the other hand, built-for-sale homes market performed well supported by an increased demand of condominiums and of detached houses in city–center areas.

In this environment we exerted all efforts to strengthen our sales efforts and provide customers with careful service and consultation in order to realize high customer satisfaction(CS). In our product strategy too, where we focused on medium to high end products, we greatly strengthened our design capabilities to respond to the needs of customers who are looking for homes with distinct individuality.

We also continued to reduce costs and strengthen our business base in all areas of the group in our pursuit of higher profits.

In addition, through our application for return of the proxy portion of our public pension fund and revision of the pension system, we acted to provide a cushion in respect of future increases in our obligations.

At our new *Heart-ful Living R&D Institute* we have developed specifications with pets '*DEAR ONE*' and for home theatres '*THEATER @ HOME*' and so greatly strengthened our lifestyle proposals. In addition, through proposals such as subdivision planning utilizing IT, high security homes and group homes focusing on homelines, we are pushing ahead to respond to the requirements of the times and expand our sales.

On a more technical level, in December we added our earthquake-proofing home to our product lineup.This 'earthquake-proof' home supplements the safety features of existing earthquake-resistant homes with its ability to greatly reduce earthquake-induced oscillations. This significantly reduces the incidence of furniture falling over, providing much greater safety to occupiers while also strengthening our product offering.

Furthermore, in order to deepen customers' understanding of our technological strengths, quality control and house building expertise, we have strengthened our sales and marketing activities through the use of our experiential exhibitions *'Nattoku Kobo Studio'* and *'Sumai no Yume Kojo'*.

Built to Order Housing

In our core detached house business we worked to raise product quality and act with full consideration for the environment. In August 2003 we led the industry as the airtight heat insulation (Next generation heat insulation specification energy saving standard) of all our detached house exceeded the highest government standards. Moreover, through our industry-leading interior air environment systems we focused on supplying the most appropriate, environmentally friendly housing.

Among the new products that we introduced during the period under review were two new types of steel-framed houses introduced in March 2003. '*Centrage Urbina*', which is based on a modern courtyard house theme, and '*Centrage* älver', a northern European style design on a close to nature theme.

In September, responding to increased environmental awareness, we introduced a roof tile type solar power system installed as standard on our Dyne concrete house *'Dyne's Value II'*. In September we also introduced *'M-Chantoa Value NEW'* featuring curved walls in a southern European style in our *Sha-Wood* line of wood framed houses in order to enhance the attractiveness of the line and increase the range of design choices. In the row-rise apartment market we introduced '*Dias Blanche–J*', a terrace house, '*Dias Palmo-S*' aimed at the city market and the three–story 'Bereo C3'. In these ways we have made all efforts to broaden our product spread to raise asset value for our customers and respond to the varied requirements of the rental market.

We have also moved to respond to rising demand from the first-time buyer and city center rebuilding markets by a significant improvement in our designs for the mid-range market.

Real Estate for Sales

In our Real Estate Sales business we acquired prime residential land and aggressively promoted the sale of residences with land attached. We also created residential areas with individuality and high value added and as part of our efforts to raise the turnover ratio of our real estate for sale. In our planning of land for sale in lots we are actively working to raise the attractions of our real estate under the themes of living in harmony with nature, from exteriors to all elements of the streets' appearance, and meeting rising concerns about crime through improved security and the use of IT. We have also been selling high quality condominiums to meet the needs of city center residents in Tokyo metropolitan area and other large cities.

Real Estate for Leasing

In our Real Estate for Leasing business we strengthened our relationship with Sekiwa Real Estate Group that handle block leasing and strengthened our system of sales support to customers as we moved to raise group profits. We also started the *MAST Club* that rewards tenants with a point system through which we provide lifestyle-related services.

Through this system we will increase the attractiveness of renting a *Sha maison* (our low rise apartment) unit as we seek to raise occupancy rates and strengthen our leasing brand.

Other Business

As part of our promotion of customer service that provides customers with a secure and comfortable home we are actively promoting our ancillary businesses in home exteriors and remodeling as we strive to create an organization that can provide comprehensive and high quality residences.

In these ways we have actively developed our sales efforts. However, orders received for the fiscal year were ¥1,012,166 million, a decline of 9.8% compared to the previous fiscal year.

Consolidated net sales reached ¥1,326,039 million (+2% year on year). By business segment, Built to Order Housing managed to maintain its sales level and sales were ¥744,599 million (+0.5% year on year). In Real Estate for Sales, a strong contribution from sales of detached houses and condominiums helped the segment to grow sales to ¥202,531 million (+6.5% year on year). While strong growth in business handled by Sekiwa Real Estate Group helped sales in the Real Estate Leasing segment to grow to ¥250 633 million (+8.1% year on year). In the Other business segment, despite growth in the renovation business, weakness in the contract leasing business led to a decline in sales of 5.9 %, to ¥134,199 million.

As a result of an improvement in profitability and our efforts to reduce costs consolidated operating income of 80,333 million (+10.4% year on year), consolidated recurring income 79,062 million (+14.3% year on year) and consolidated net income 37,761 million (+9.3% year on year) each showed improvement.

3. Finances

Operating cash flow increased by 92.0% compared to the previous fiscal year as a result of our efforts to reduce material costs, close display home sites following a review of underperforming locations, and other measures to further reduce expenditure.

As regards capital expenditure from the previous fiscal year we continued to promote rationalization, labor-saving and environmental measures particularly in our manufacturing businesses while also actively investing in information technology systems. Particularly, in August 2003 in order to strengthen our *Sha-wood* business we expanded our production capacity by establishing a laminated structural timber factory in Azai-cho, Shiga prefecture (Azai factory). Also, we redeemed ¥50 billion of matured Japanese government bonds that we acquired in the previous fiscal year to cover the cost of redemption of convertible bonds in this term. As a result, cash flow from investing activities increased significantly.

Cash flow from financing activities declined significantly as we redeemed convertible bonds (No. 14 and No.16 unsecured convertible bonds; total outstanding balance of ¥89,900 million) and bought back our own shares (13,236,000 shares; total acquisition cost ¥11,953 million).

As a result net cash at the end of the period was increase of ¥34,894 million compared to the end of the previous fiscal year, and cash resources of the business continued to be ample.

	Jan. 2001	Jan. 2002	Jan. 2003	Jan. 2003
Equity ratio (%)	50.8	48.0	51.3	56.6
Equity ratio based on market price (%)*	49.6	50.1	48.4	61.2
Debt service coverage ratio (years)	4.2	4.2	3.1	0.7
Interest coverage ratio (times)**	20.1	16.1	20.0	61.8

* Equity ratio based on market price = market capitalization / total assets

** Interest coverage ratio = operating cash flow / interest paid

4. Outlook for fiscal 2004

Amid a fluctuating economic environment we expect the outlook for housing investment to continue to be marked by an atmosphere of caution, and intense competition between companies is likely to spread.

On the other hand positive factors include an extension of mortgage deductions and an increasing desire among the younger generation to own their home. And our group intends to actively pursue its strategy based on the theme of "growth". In this respect our key challenge is to maximize growth in orders. To do this we must continuously introduce high quality products founded on strengthened sales capabilities, while also strengthening our Real Estate business by raising asset turnover and expanding housing sales.

Furthermore we will strive to enhance our business base through cost reductions and the efficient management of our assets. We will also seek to improve our business results by maximizing the mutual benefits of our close tie-ups with Sekiwa Real Estate Group and Sekiwa Constructions of our group companies.

We will also proactively address our ancillary businesses in home exteriors and remodeling and further sharpen the focus of the entire group on raising customer satisfaction. We also intend to firmly establish our corporate philosophy and management based on compliance.

Our business forecast for fiscal 2004 is for consolidated net sales of ¥1,350 billion consolidated operating income of ¥ 76 billion and consolidated recurring and net income of ¥75 billion and ¥ 38.5 billion respectively.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	Year to Jannuary, 2004	Year to Jannuary, 2003	Difference	
Assets	**1,181,012**	**1,258,979**	(77,967)	**(6.2)**
Current assets	**690,562**	**754,911**	**(64,349)**	**(8.5)**
Cash and deposits	222,275	186,881	35,394	
Notes and accounts receivable	80,037	95,180	(15,143)	
Marketable securities	2,428	51,180	(48,752)	
Inventories	288,432	293,608	(5,176)	
Deferred income taxes	74,803	'99,048	(24,245)	
Other current assets	24,241	30,725	(6,484)	
Less allowance for doubtful accounts	(1,656)	(1,714)	58	
Fixed assets	**490,449**	**504,068**	**(13,619)**	**(2.7)**
Tangible fixed assets	**258,493**	**255,432**	**3,061**	**1.2**
Buildings and structures	115,782	113,543	2,239	
Machinery and vehicles	12,333	13,094	(761)	
Tools and equipment	4,723	4,866	(143)	
Land	124,554	122,255	2,299	
Construction in progress	1,099	1,672	(573)	
Intangible fixed assets	**10,371**	**10,065**	**306**	**3.0**
Lease rights	7,035	7,022	13	
Software	2,397	2,131	266	
Utility rights	55	55	0	
Telephone subscription rights	859	856	3	
Other intangible fixed assets	23	—	23	
Investments and other assets	**221,585**	**238,570**	**(16,985)**	**(7.1)**
Investment in securities	113,218	101,008	12,210	
Long-term loans receivable	46,804	54,385	(7,581)	
Deferred income taxes	26,604	37,057	(10,453)	
Other investments and other assets	36,603	47,760	(11,157)	
Less allowance for doubtful accounts	(1,644)	(1,640)	(4)	
Total Assets	**1,181,012**	**1,258,979**	**(77,967)**	**(6.2)**

Millions of yen

	Year to Jannuary, 2004	Year to Jannuary, 2003	Difference	
Liabilities	**491,662**	**593,734**	**(102,072)**	**(17.2)**
Current liabilities	**316,760**	**387,136**	**(70,376)**	**(18.2)**
Notes and accounts payable	145,704	152,179	(6,475)	
Current portion of long-term debt and notes	30,001	90,000	(59,999)	
Accurued income taxes	3,948	4,902	(954)	
Advances received	75,037	83,660	(8,623)	
Reserve for bonuses	18,304	16,333	1,971	
Reserve for warranty on completed works	1,243	1,243	0	
Other current liabilities	42,521	38,816	3,705	
Long term liabilities	**174,902**	**206,597**	**(31,695)**	**(15.3)**
Notes	30,000	40,000	(10,000)	
Long-term debt	9,674	29,999	(20,325)	
Accrued retirement benefits	72,055	73,377	(1,321)	
Reserve for retirement benefits for retiring directors, excutive officers and corporate auditors	1,585	1,464	121	
Reserve for Japan Expo Expenses	105	35	70	
Deposits and guarantees	58,266	56,680	1,586	
Consolidated adjustment account	374	759	(385)	
Other long term liabilities	2,840	4,280	(1,440)	
Minority interests	**21,385**	**19,543**	**1,842**	**9.4**
Shareholders' equity	**667,964**	**645,702**	**22,262**	**3.4**
Paid-in capital	186,554	186,554	—	
Capital surplus	237,523	237,522	1	
Retained earnings	248,960	224,229	24,731	
Net unrealized holding gain (loss) on securities	7,640	(1,868)	9,508	
Foreign currency translation adjustment	(98)	(205)	107	
Less treasury stock, at cost	(12,616)	(529)	(12,087)	
Liabilities, Minority Interests, and Shareholders' Equity	**1,181,012**	**1,258,979**	**(77,967)**	**(6.2)**

CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2003 –Jan. 31, 2004		Feb. 1, 2002 –Jan. 31, 2003		Difference	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%
Net sales	**1,326,039**	**100.0**	**1,300,237**	**100.0**	**25,802**	**2.0**
Cost of sales	1,055,989	79.6	1,035,976	79.7	20,013	1.9
Gross profit	270,050	20.4	264,261	20.3	5,789	2.2
Selling, general and administrative expenses	189,716	14.3	191,523	14.7	**(1,807)**	**(0.9)**
Operating income	**80,333**	**6.1**	**72,737**	**5.6**	**7,596**	**10.4**
Non-operating income	**4,752**	**0.4**	**5,621**	**0.4**	(869)	(15.5)
Interest received	2,453		2,903			
Equity in earnings of affiliates	—		7			
Miscellaneous income	2,298		2,711			
Non-operating loss	**6,023**	**0.5**	**9,211**	**0.7**	(3,188)	(34.6)
Interest expense	1,648		2,430			
Equity in losses of affiliates	53		—			
Miscellaneous expense	4,322		6,781			
Recurring income	**79,062**	**6.0**	**69,146**	**5.3**	**9,916**	**14.3**
Extraordinary income	**494**	**0.0**	—	—	**494**	—
Proceeds from sales of investments in securities	491		—			
Other	3		—			
Extraordinary loss	**4,584**	**0.3**	**3,881**	**0.3**	**703**	**18.1**
Loss on revaluation of land held for sale	2,988		1,652			
Loss on devaluation of investments in securities	14		892			
Loss on sales or disposal of property, plant and equipment	1,150		1,335			
Other	430		1			
Income before income taxes and minority interests	**74,972**	**5.7**	**65,264**	**5.0**	**9,708**	**14.9**
Current income taxes	6,709	0.5	6,854	0.5	(145)	(2.1)
Deferred income taxes	28,121	2.1	22,027	1.7	6,094	27.7
Minority interests in earnings of subsidiaries	2,380	0.2	1,836	0.1	544	29.6
Net Income	**37,761**	**2.9**	**34,546**	**2.7**	**3,215**	**9.3**

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Millions of yen

	Feb. 1, 2003 – Jan. 31, 2004		Feb. 1, 2002 – Jan. 31, 2003		Difference
Capital surplus					
1. Capital surplus at beginning of year		237,522		237,522	
2. Increase in capital surplus					
Gain on sale of treasury stock	0	0	—	—	0
3. Capital Surplus at end of year		**237,523**		**237,522**	**0**
Retained earnings					
1. Retained earnings at beginning of year		**224,229**		**202,615**	**21,614**
2. Increase in retained earnings					
Net income	37,761		34,546		
Increase due to exclusion of subsidiary from consolidations	—	37,761	10	34,556	3,205
3. Decrease in retained earnings					
Cash dividends paid	12,638		12,767		
Bonuses to directors, excutive officers and corporate auditors	392	13,030	175	12,942	88
4. Retained Earnings at end of year		**248,960**		**224,229**	**24,731**

CONSOLIDATED STATEMENT OF CASH FLOW

Millions of yen

	Feb. 1, 2003 – Jan. 31, 2004	Feb. 1, 2002 – Jan. 31, 2003
Cash flows from operating activities		
Income before income taxes and minority interests	74,972	65,264
Depreciation and amortization	11,298	11,882
Provision for retirement benefit	(1,321)	(7,136)
Interest and dividend income	(2,453)	(2,903)
Interest expense	1,648	2,430
Equity in losses of affiliates	53	(7)
Loss on revaluation of real estate held for sale	2,988	2,179
Loss on revaluation of securities	14	897
Decrease in note and accounts receivables	15,143	22,974
Decrease in inventories and advance payments	1,270	(12,717)
Decrease in notes and accounts payable	(7,261)	(34,012)
Decrease (increase) in advances received	(8,622)	601
Other	16,712	6,060
Subtotal	**104,442**	**55,516**
Interest and dividends received	3,276	3,131
Interest paid	(1,593)	(2,560)
Income taxes paid	(7,664)	(4,812)
Net cash provided by operating activities	**98,460**	**51,274**
Cash flows from investing activities		
Income from maturation offixed deposit	—	12,505
Purchases of short-term investments	(529)	(62,155)
Proceeds from sales of marketable securities	50,670	13,263
Purchases of property, plant and equipment	(14,175)	(7,973)
Proceeds from sales of property, plant and equipment	237	1,666
Purchase of investments in securities	(1,201)	(9,079)
Proceeds from sales of investments in securities	3,781	12,296
Payment for loans receivable	(3,310)	(2,928)
Settlement of loans receivable	10,428	14,891
Proceeds from maturation of group insurance policies	10,000	—
Other	(4,180)	(1,516)
Net cash used in investing activities	**51,721**	**(29,030)**
Cash flows from financing activities		
Repayment of long-term debt	(325)	(876)
Repayment of notes	(89,999)	(62,100)
Cash dividend paid	(12,638)	(12,767)
Cash dividend paid for minority interests	(503)	(481)
Purchase of treasury stock	(12,102)	—
Other	174	(487)
Net cash used in financing activities	**(115,395)**	**(76,713)**
Effect of exchange rate changes on cash and cash equivalents	**107**	**65**
Net increase (decrease) in cash and cash equivalents	**34,894**	**(54,403)**
Cash and cash equivalents at beginning of year	**187,381**	**229,138**
Increase in cash and cash equivalents resulting from initial consolidation of subsidiaries	—	**12,645**
Cash and cash equivalents at end of year	**222,275**	**187,381**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 97, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

Changes in scope of consolidation

Added: four companies, including MAST Chintai Center, Ltd.

Removed: four companies, including Sekiwa Construction Osaka-higashi, Ltd.

All 97 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

Three companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., and The Mortgage Corp. of Japan, Ltd.

Changes in scope of equity method

Added: The Mortgage Corp. of Japan, Ltd.

Investment in three related companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The fiscal year ends on March 31 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of January 31 and utilizes these accounts. The year-end of SEKISUI DEUTSCHLAND BAU GmbH is December 31 and the Company uses these statements, adjusted as required for significant transactions up till January 31, in producing its consolidated financial statements.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(1) Basis and method of valuation of securities

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

• Stocks with *no available market value:*

At cost based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets (but straight-line depreciation for overseas consolidated subsidiaries)

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonuses payments to employees, the Company provides for the estimated appropriate amount in that fiscal year.

(c) Allowance for compensation payments on completed works

To provide for expenses arising after transferring buildings from defects and to cover compensation services costs, the Company provides based on 1/1,000th of housing business sales and 1/1,000th of the building portion of real estate business sales with guarantee obligations.

(d) Allowance for employee retirement

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Additional information)

Details of return of portion of employee pension plan

The Company details of the waiver of future obligations in respect of the proxy portion of the employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries following the implementation of the Defined Corporate Pension Act. The Company received approval of the waiver from the Minister of Health, Labor and Welfare on April 28 2003.

Return of portion of employee pension plan is reported in 7. Accounting treatment of retirement allowances.

(e) Allowance for retirement benefit to directors, executive officers and corporare auditors

To allow for retirement bonus payments to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal year based on internal regulations.

(f) Allowance for exhibition at Japan International Expo

To allow for expenses to be incurred at the Japan International Expo, the Company has provided an appropriate amount in the consolidated fiscal year.

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues, and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates, and translation differences are included in the foreign exchange translation adjustment account in shareholders' equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

(i) The Company hedges bonds that fund operations using interest rate swaps.

(ii) The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions. Furthermore, the notional principal of interest rate swap transactions is limited to the total of debt used to fund operations and interest-bearing debt.

(d) Methods of assessing hedge effectiveness

The Company compares cumulative cash flow variations for hedge targets and hedge methods with market fluctuations and assesses the effectiveness of hedges based on the amounts of variation in both cases. However, for forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) (a) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidated fiscal year in which they arise.

(b) Consolidated per shares information

From this fiscal year the Accounting Standard for Earning per Share and the Accouting Standard for Earning per Share Application Guidelines (as outlined by the Acounting Standards Board of Japan #2 and #4) have been applied. The influence from application of the guidelines is reported in 9. Consolidated per share information.

5. Assessing the assets and liabilities of consolidated subsidiaries

The Company uses full market value method to assess the assets and liabilities of consolidated subsidiaries.

6. Amortizing the consolidated adjustments account

In principle, the Company amortizes consolidated adjustments evenly over 5 years from the fiscal year of occurrence. If the consolidation adjustment amount is small, the Company accounts for the whole amount in the fiscal year in which it arises.

7. Treatment of profit appropriations

The consolidated retained earnings statement is based on the appropriation of profit decided during the relevant fiscal year.

8. Scope of amounts in consolidated statements of cash flows

The funds (cash and cash equivalents) in the consolidated statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding three months) and short-term investments with redemption periods of less than 3 months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

[Notes]

1. Balanece sheet

Balance at January 31, 2004

	Millions of yen	
	Year to January 31, 2004	Year to January 31, 2003
Accumulated depreciation of fixed assets	149,262	142,932
Collateralized assets	28,047	28,236
Liabilities guaranteed	59,575	64,026
Treasury stock	13,976,435 shares	609,464 shares
Shareholdings in related companies included in investment securities	605	160
Interest bearing liabilities	69,675	160,000

2. Consolidated Statements of Cash Flows

Cash and cash equivalents at year-end and relationship with amounts recorded in consolidated balance sheets

	Millions of yen	
	Year to January 31, 2004	Year to January 31, 2003
Cash and deposits	222,275	186,881
Fixed term deposits exceeding three months	(500)	–
Open-ended public and corporate bond investment trusts (marketable securities account)	499	499
Cash and cash equivalents	**222,275**	**187,381**

3. Segmental information

(1) Four sections classify each business

Millions of yen

Year to January 31, 2004	Built to order housing	Real estate for sale	Real estate for leasing	Other business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	743,219	202,531	248,964	131,323	1,326,039	—	1,326,039
Inter-group sales and transfers	1,380	—	1,668	2,876	5,925	(5,925)	—
Total sales	744,599	202,531	250,633	134,199	1,331,964	(5,925)	1,326,039
Operating expenses	652,994	196,299	241,759	131,550	1,222,603	23,102	1,245,705
Operating income	91,605	6,232	8,873	2,649	109,360	(29,027)	80,333
Assets, Depreciation and amortization & Capital expenditures							
Assets	199,562	305,880	281,751	21,368	808,562	372,449	1,181,012
Depreciation and amortization	5,075	501	3,514	358	9,451	1,847	11,298
Capital expenditures	6,289	67	9,167	107	15,631	1,063	16,695

Millions of yen

Year to January 31, 2003	Built to order housing	Real estate for sale	Real estate for leasing	Other business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	739,684	189,800	230,456	140,295	1,300,237	—	1,300,237
Inter-group sales and transfers	1,262	295	1,421	2,374	5,353	(5,353)	—
Total sales	740,947	190,096	231,877	142,670	1,305,591	(5,353)	1,300,237
Operating expenses	655,925	184,830	222,109	140,974	1,203,839	23,660	1,227,499
Operating income	85,021	5,266	9,767	1,695	101,751	(29,013)	72,737
Assets, Depreciation and amortization & Capital expenditures							
Assets	228,590	328,481	267,757	31,083	855,913	403,066	1,258,979
Depreciation and amortization	5,456	455	3,611	381	9,903	1,979	11,882
Capital expenditures	5,114	53	13,279	192	18,640	662	19,302

Notes

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to order housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real estate for sales:	Selling houses and real estate and designing and constructing housing on estate land
Real estate for leasing:	Renting and managing properties
Other business:	Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

Year to January, 31 2004: 25,882 million yen Year to January, 31 2003: 26,137 million yen

4. The main whole company assets included in 'Eliminations and back office assets' are parent company surplus operating funds (cash and negotiable securities), long term investment funds (investment securities), and assets of the administration division.

Year to January, 31 2004: 372,751million yen Year to January, 31 2003: 403,108 million yen

5. Changes in business classification

(Year to January 31, 2004)

No relevant transactions.

(Year to January 31, 2003)

To date, the Company has classified its operations into Housing Construction and Real Estate in keeping with standard industrial categorizations used in Japan. From the year ended Jan. 2003, however, management recategorized its operations into four segments in line with existing sales classifications and with reference to the types and nature of its business. The new categories are: "Built to Order Housing", "Real Estate for Sale", "Real Estate for Leasing" and "Other Business".

These changes have clarified revenues and earnings units. To allow the Group (parent and subsidiaries) to more properly disclose information on internal conditions, management reclassified the Company's Housing Construction business into the Built to Order Housing business, which covers new construction using its prefabricated materials, and Other Business, which handles other construction. Management recategorized the real estate business into Real Estate for Sale, which markets houses and real estate, and Real Estate for Leasing, which rents and manages homes and commercial buildings.

In addition Built to Order Housing, which essentially receives orders alongside land sales operations, was part of Built to Order Housing (formerly known as Housing Construction) but is actually an integral part of the land sales business. From fiscal 2002, therefore, the company recategorized built to order housing sales within the Real Estate for Sale business (previously, the Real Estate business). As a result, the Built to Order Housing Business's sales declined 36,954 million yen, with operating income dropping 5,164 million yen, while the figures for the Real Estate for Sales Business rose by the same amounts.

(2) Geographical segment information

In the years to January 2004 and 2003, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the years to January 31, 2004 and 2003, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

4. Lease transactions

1.Finance leases other than those deemed to transfer ownership

(1) Equivalent acquisition cost, accumulated depreciation and balance at end of year

Year to January 31, 2004

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	At year end
Buildings and structures	35,332	20,861	14,471
Machinery and transportation equipment	178	75	102
Tools and fixtures	7,950	5,950	2,000
Software	3,189	2,299	889
Total	**46,651**	**29,186**	**17,464**

Year to January 31, 2003

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	At year end
Buildings and structures	36,681	19,421	17,259
Machinery and transportation equipment	120	63	56
Tools and fixtures	8,526	6,016	2,509
Software	3,421	2,075	1,346
Total	**48,748**	**27,576**	**21,172**

(2) Outstanding equivalent amounts under lease commitments at year end

Millions of yen

	Year to January 31, 2004	Year to January 31, 2003
Within one year	6,783	7,876
More than one year	11,592	14,766
Total	**18,375**	**22,643**

(3) Lease fees, equivalent depreciation amounts and interest payments

Millions of yen

	Year to January 31, 2004	Year to January 31, 2003
Lease fees	8,374	9,560
Depreciation equivalent	7,912	8,970
Interest payments equivalent	385	495

(4) Method of calculating depreciation

Calculated by the straight-line method over the lease term of the lease asset assuming zero residual value

(5) Method of calculating interest payments

Calculated by the interest method, whereby the difference between total lease payment and acquisition cost equivalent is distributed in equal installments in each financial year.

2.Operating leases

Millions of yen

	Year to January 31, 2004	Year to January 31, 2003
Within one year	9	11
More than one year	52	62
Total	61	73

5. Securities

1. Marketable debt securities expected to be held to maturity

Millions of yen

	Type	Year to January 31, 2004			Year to January 31, 2003		
		Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference
Where market value exceeds amount in consolidated balance sheets	(1) National and regional government bonds	1,550	1,553	3	51,584	51,592	7
	(2) Notes	199	201	1	239	241	1
	Subtotal	1,750	1,754	4	51,824	51,834	9
Where market value does not exceed amount in consolidated balance sheets	(1) National and regional government bonds	1,134	1,134	(0)	121	121	(0)
	(2) Notes	100	99	(0)	100	90	(9)
	Subtotal	1,234	1,233	(0)	221	212	(9)
Total		**2,984**	**2,988**	**3**	**52,046**	**52,046**	**0**

2. Other marketable securities

Millions of yen

	Type	Year to January 31, 2004			Year to January 31, 2003		
		Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference
Where market value exceeds amount in consolidated balance sheets	(1) Equities	24,707	36,985	12,277	3,325	4,450	1,124
	(2) Bonds National and regional government bonds	52,245	53,455	1,209	52,570	55,055	2,484
	(3) Others	14	14	0	—	—	—
	Subtotal	76,967	90,455	13,487	55,896	59,505	3,608
Where market value does not exceed amount in consolidated balance sheets	(1) Equities	2,652	2,073	(578)	27,253	20,384	(6,869)
	(2) Bonds Notes	—	—	—	26	25	(0)
	(3) Others	5	4	(0)	29	21	(7)
	Subtotal	2,657	2,078	(578)	27,309	20,431	(6,877)
Total		**79,625**	**92,534**	**12,908**	**83,205**	**79,936**	**(3,268)**

For fiscal 2003, the Company posted 869 million yen in losses on two equities holdings.

3. Other marketable securities sold in year to 2004 and 2003

Millions of yen

Category	Year to January 31, 2004	Year to January 31, 2003
Amount sold	3,766	309
Total gain on sales	514	4
Total loss on sales	22	3

4. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	Consolidated balance sheet amount as of January 31, 2004	Consolidated balance sheet amount as of January 31, 2003
(1) Bonds held to maturity		
Unlisted foreign government bonds	2,000	2,000
Unlisted bonds	—	500
(2) Other marketable securities		
Unlisted equities (excluding over-the-counter issues)	11,521	11,025
Preferred securities	5,999	5,999
Public & corporate bond investment trusts	—	499

5. Scheduled redemption amounts for other marketable securities with maturities and for bonds expected to be held to maturity.

Millions of yen

	Year to January 31, 2004			
	Within one year	More than one year and less than five years	More than five years and less than 10 years	More than 10 years
Bonds				
(1)National and regional government bonds	2,430	247	50,010	—
(2)Notes	—	300	—	—
(3)Others	—	—	2,000	—
Total	**2,430**	**547**	**52,010**	—

Millions of yen

	Year to January 31, 2003			
	Within one year	More than one year and less than five years	More than five years and less than 10 years	More than 10 years
Bonds				
(1)National and regional government bonds	50,044	1,646	50,000	—
(2)Notes	640	122	4	—
(3)Others	—	100	2,000	—
Total	**50,684**	**1,868**	**52,004**	—

6. Contract amounts, market values, and unrealized gains and losses on derivatives transactions

Interest rate related

Millions of yen

	Year to January 31, 2004				Year to January 31, 2003			
Transaction type	National amount	Portion exceeding one year	Market value	Unrealized gain (loss)	National amount	Portion exceeding one year	Market value	Unrealized gain (loss)
Swaps Fixed-rate into variable-rate obligations	15,000	15,000	159	159	15,000	15,000	383	383
Variable-rate into fixed-rate obligations	15,000	15,000	69	69	15,000	15,000	(5)	(5)
Total	**30,000**	**30,000**	**229**	**229**	**30,000**	**30,000**	**378**	**378**

Notes

1. Derivatives transactions for which hedge accounting is applied are excluded.

2. The market values of interest rate swaps are calculated based on prices disclosed by financial institutions.

7. Accounting treatment of retirement allowances

(1) Overview of Retirement allowance system

The Company and its domestic subsidiaries maintain a confirmed payment framework comprising the employee pension fund system, the approved retirement annuity system, and lump-sum retirement payments.

The Company details of the waiver of future obligations in respect of the proxy portion of the employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries following the implementation of the Defined Corporate Pension Act. The Company received approval of the waiver form the Minister of Health, Labor and Walfare on April 28 2003.

(2) Retirement payment obligations

Millions of yen

		Year to January 31,2004	Year to January 31,2003
1.	Retirement payment obligations	(234,012)	(249,089)
2.	Pension fund assets	170,484	148,147
3.	Unfunded pension obligations (1) + (2)	(63,528)	(100,941)
4.	Unrecognized actuarial difference	32,217	34,057
5.	Unrecognized past service liabilities	(40,744)	(6,487)
6.	Net amounts on consolidated balance sheets (3) + (4) + (5)	(72,055)	(73,371)
7.	Prepaid pension expenses	0	6
8.	**Allowance for retirement payments (6) -(7)**	**(72,055)**	**(73,377)**

Year to January 31,2004	Year to January 31,2003
Notes: 1. Disclosure includes substitute portions of employee pension fund.	Notes: 1. Disclosure includes substitute portions of employee pension fund.
2.The monetary equivalent of the proxy of the employee's public pension fund recorded at the end of the current fiscal accounting year would be 44,827 million yen, if calculated along Accounting Treatment of Retirement Allowances Guidelines (as outlined by the JICPA committee Report, #13, 44-2). Assuming the entire amount had been returned at the end of the current fiscal consolidated accounting year, an estimated profit of 39,809 million.yen would have resulted.	2. As a result of a revision of the Public Health Insurance Law of Japan, during fiscal 2002 there was a revision of the terms (a rise in the pensionable age) relating to the proxy portion of the public pension fund of the company and those of some of its consolidated subsidiaries. As a result, a change in liabilities for past service (reduction in the amount of liabilities) arose.
3. Some subsidiaries are using simple method to calculate retirement payment obligations.	3. Some subsidiaries are using simple method to calculate retirement payment obligations.

(3) Retirement payment expenses

Millions of yen

	Year to January 31,2004	Year to January 31,2003
1. Service expense	10,883	11,527
2. Interest expense	5,857	6,489
3. Anticipated investment returns	(4,311)	(5,640)
4. Amount charged in line with actuarial calculation differences	7,581	3,848
5. Charged for past service liabilities	(8,785)	(1,621)
6. Retirement payment expenses (1) + (2) + (3) + (4) + (5)	**11,225**	**14,602**

Year to January 31,2004	Year to January 31,2003
Notes: 1. Employee contributions to pension fund scheme deducted from service expenses.	Notes: 1. Employee contributions to pension fund scheme deducted from service expenses.
2. Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense.	2. Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense.

(4) Bases for calculating retirement payment obligations

	Year to January 31,2004	Year to January 31,2003
1. Periodical allocation of projected retirement payments	Fixed standard over period	Fixed standard over period
2. Discount rate	2.5%	2.8%
3. Anticipated rate of return on plan assets	3.0%	4.0%
4. Years over which past service obligations amortised	5 years Actuarial caluculations allocated charge form the subsequent consolidated fiscal year	5 years Actuarial caluculations allocated charge form the subsequent consolidated fiscal year
5. Years over which actuarial calculation differences amortised	5 years Same as above	5 years Same as above

8. Tax effect accounting

(1) Main breakdowns of deferred tax assets and liabilities

Millions of yen

	Year to January 31,2004	Year to January 31,2003
Current portion		
Deferred tax assets		
Appraisal losses on real estate held for sale	52,322	78,708
Losses carried forward for tax purposes	13,257	12,537
Amounts in excess of allowed limit on expenses chargeable to bonus payment reserve	6,494	5,550
Amounts in excess of allowed limit on expenses chargeable to bad debt reserve	488	438
Unpaid enterprise tax	291	376
Unrealized gain on inventory	293	321
Other	1,668	1,132
Total deferred tax assets	**74,816**	**99,064**
Deferred tax liabilities		
Corporate enterprise tax refunded	—	0
Other	12	15
Total deferred tax liabilities	**12**	**15**
Net deferred tax assets	**74,803**	**99,048**
Non-current portion		
Deferred tax assets		
Amounts in excess of allowed limit on expenses chargeable to retirement benefits allowance	27,223	27,049
Difference in appraisal value of other marketable securities	0	1,363
Reserve for directors' retirement bonuses	585	589
Unrealized gains on fixed assets	465	484
Losses carried forward for tax purposes	447	435
Other	3,099	7,190
Total deferred tax assets	**31,822**	**37,112**
Deferred tax liabilities		
Difference in appraisal value of other marketable securities	5,213	—
Adjustment of bad debt allowance after eliminating debts and credits	4	55
Total deferred tax liabilities	**5,217**	**55**
Total net deferred tax assets	**26,604**	**37,057**

(2) Follwing the announcement of revisions of the law on local taxes (Article 9:2003), which is applicable to accounting periods commencing after April 1, 2004, the tax rate used by the Company and its consolidated subsidiaries to calculate deferred tax assets arsing from timing defferences etc.that are expected to be eliminated in accounting periods after the priod from February 1, 2005, has changed. As a result of this change, the amount of deferred tax assets (after offsetting deferred tax liabilities) has decreased by ¥1,691 million, and unrealized gain on securities and the adjustment for deferred income accounted for the review have increased by ¥167 million and ¥1,859 million respectively.

9. Consolidated per share information

Year to January 31,2004 (Feb. 1, 2003 – Jan. 31, 2004)	Year to January 31,2003 (Feb. 1, 2002 - Jan. 31, 2003)
Shareholder' s equity per share ¥959.96 Net income per share ¥53.30 Fully diluted net income per share ¥51.39 Additional information From this fiscal year the Accounting Standard for Earnings per Share and the Accounting Standard for Earnings per Share Application Guidelines (as outlined by the Accounting Standards Board of Japan); #2, #4) have been applied. For comparison purposes, following are the figures that would have resulted from the application of these standards in the previous fiscal year. Shareholder's equity per share ¥910.46 Net income per share ¥48.16 Diluted net income per share ¥43.92	Shareholder' s equity per share ¥911.01 Net income per share ¥48.71 Fully diluted net income per share ¥44.42

Note: Net income per share and diluted net income per share for the current fiscal year was calculated on the following basis.

Millions of yen, except where noted	Year to January 31,2004	Year to January 31,2003
Net income	37,761	
Net income attributable to ordinary shares	399	-
Amount not attributable to ordinary shares	37,352	-
Average number of shares outstanding during period [1,000 shares]	700,908	-
Main components of adjustment to net income used in calculating dilution in income per share Interest expenses [after deduction of tax equivalents]	306	
Adjustment to net income	306	-
Main components of increase in ordinary shares used in calculating dilution in net income per share [1,000 shares] Convertible bonds	32,060	-
Increase in ordinary shares [1,000 shares]	32,060	-

10. Transactions with related parties

No relevant transactions.

SUMMARY OF FINANCIAL STATEMENTS (Non-consolidated)
February 1, 2003 – January 31, 2004

Sekisui House, Ltd. **March 1, 2004**

Stock code: 1928	Head office:Osaka, Japan	Listed exchange:	Tokyo, Osaka, Nogoya (First Section)
http://www.sekisuihouse.co.jp		Telephone:	+816 6440 3111
President & Representative Director:	Isami Wada	Inquiries:	PR Department
Date of the meeting of the board of directors:	March 1, 2004		General Manager Hidehiro Yamaguchi
Date of the annual shareholder's meeting:	April 27, 2004		
Interim dividend system:	Adopted		
Stock trading unit adopted:	1,000 shares per unit		

1. Business Results

*Please note that numbers less than a million yen are rounded down

1) Non-consolidated Business Results

Millions of yen

	Feb. 1, 2003 – Jan. 31, 2004		Feb. 1, 2002 – Jan. 31, 2003	
		Change (%)		Change (%)
Net sales	1,055,027	0.2	1,052,558	(5.9)
Operating income	65,868	12.5	58,564	(11.4)
Recurring income	65,554	18.0	55,564	(14.9)
Net income	33,580	11.2	30,196	-
Net income per share (¥)	¥47.69		¥42.58	
Fully diluted net income per share (¥)	¥46.02		¥38.93	
Return on equity (%)	5.4%		5.0%	
Return on assets (%)	6.1%		4.8%	
Recurring income margin (%)	6.2%		5.3%	

(1) Average number of outstanding shares during the period:
Year ended January 31, 2004 700,908,935 shares Year ended January 31, 2003 709,184,330 shares
(2) Changes to accounting principles None
(3) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Dividends

	Dividend per share			Total dividend payments (Millions of yen)	Payout ratio	Total dividend / shareholders'equity
	Full-year	First-half	Second-half			
Year to Jan. 31, 2004	¥18.00	¥9.00	¥9.00	12,518	37.7%	2.0%
Year to Jan. 31, 2003	¥18.00	¥9.00	¥9.00	12,762	42.3%	2.1%

3) Non-consolidated financial position

	Millions of yen	
	Feb. 1, 2003 – Jan. 31, 2004	Feb. 1, 2002 – Jan. 31, 2003
Total Assets	1,030,003	1,115,880
Shareholders' Equity	630,786	612,641
Equity Ratio (%)	61.2%	54.9%
Shareholders' Equity Per Share (¥)	¥906.85	¥864.37

Outstanding shares at end of January 31,2004 695,408,643 shares At end of January 31, 2003 708,775,614 shares
Number of treasury stocks at end of January 31, 2004 13,976,435 shares At end of January 31, 2003 609,464 shares

2. Non-consolidated Results Forecast for the Year Ending January 31, 2005

Millions of yen

	Net sales	Recurring income	Net income	Dividend per share		
				First-half	Second-half	Full-year
Interim	530,000	30,000	16,500	¥9.00	-	-
Full year	1,080,000	63,000	35,000	-	¥9.00	¥18.00

Net income per share ¥50.33

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	Year to January 31,2004	Year to January 31,2003	Difference	
Assets	**1,030,003**	**1,115,880**	**(85,877)**	**(7.7)**
Current assets	**583,345**	**652,498**	**(69,153)**	**(10.6)**
Cash and deposits	146,998	119,125	27,873	
Notes receivable-trade	557	160	397	
Accounts receivable-construction	72,677	89,025	(16,348)	
Accounts receivable-real estate	4,496	4,161	335	
Marketable securities	1,398	50,016	(48,618)	
Prepaid expenses for construction in progress	48,500	60,056	(11,556)	
Buildings for sale	37,795	30,930	6,865	
Land for sale	169,186	161,196	7,990	
Land for sale in process	17,844	19,717	(1,873)	
Other inventories	3,720	3,719	1	
Advance payments	1,076	907	169	
Prepaid expenses	4,960	5,495	(535)	
Accounts receivable-other	13,621	19,799	(6,178)	
Deferred income taxes	58,758	86,263	(27,505)	
Other current assets	2,962	3,290	(328)	
Less allowance for doubtful accounts	(1,207)	(1,367)	160	
Fixed Assets	**446,657**	**463,382**	**(16,725)**	**(3.6)**
Tangible fixed assets	**211,689**	**212,557**	**(868)**	**(0.4)**
Buldings	91,789	91,505	284	
Structures	4,680	4,820	(140)	
Machinery and equipment	10,952	11,538	(586)	
Vehicles and delivery equipment	151	129	22	
Tools and equipment	3,638	3,784	(146)	
Land	99,886	99,401	485	
Constructions in progress	590	1,377	(787)	
Intangible fixed assets	**8,203**	**8,273**	**(70)**	**(0.8)**
Lease rights	5,883	5,869	14	
Software	1,599	1,678	(79)	
Utility rights	30	35	(5)	
Telephone subscription rights	690	688	2	
Investments	**226,764**	**242,552**	**(15,788)**	**(6.5)**
Investment in securities	102,337	94,925	7,412	
Investment in subsidiaries and partnership	20,815	15,835	4,980	
Long-term loans receivable	78,578	88,338	(9,760)	
Long-term prepaid expenses	781	874	(93)	
Deposit and guaranty	12,650	14,434	(1,784)	
Deferred income taxes	33,190	40,128	(6,938)	
Other investments and other assets	5,428	15,115	(9,687)	
Reserve for losses from investments in subsidiaries	(682)	(682)	—	
Less alowance for doubtful accounts	(26,336)	(26,418)	82	
Total	**1,030,003**	**1,115,880**	**(85,877)**	**(7.7)**

Millions of yen

	Year to January 31,2004	Year to January 31,2003	Difference	
Liabilities	**399,216**	**503,239**	**(104,023)**	**(20.7)**
Current Liabilities	**293,349**	**363,292**	**(69,943)**	**(19.3)**
Notes payable-trade	62,844	63,765	(921)	
Accounts payable-trade	33,700	36,509	(2,809)	
Accounts payable-construction	45,542	48,965	(3,423)	
Current portion of notes	10,000	—	10,000	
Current portion of convertible bonds	—	89,999	(89,999)	
Current portion of long-term loans	20,001	1	20,000	
Accounts payable-other	4,373	5,192	(819)	
Accrued expenses	12,155	9,505	2,650	
Corporate tax payable	665	459	206	
Consumption tax payable	6,473	6,153	320	
Advances received-construction	54,361	63,097	(8,736)	
Advance received-other	6,327	5,781	546	
Reserve for bonuses	15,552	13,493	2,059	
Reserve for warranty on completed works	968	966	2	
Other current liabilities	20,386	19,402	984	
Long term liabilitites	**105,866**	**139,946**	**(34,080)**	**(24.4)**
Notes	30,000	40,000	(10,000)	
Long term debt	2	20,003	(20,001)	
Accrued retirement benefits	64,812	66,840	(2,028)	
Reserve for retirement benefits for retiring directors, excutive officers and corporate auditors	877	852	25	
Reserve for Japan Expo expenses	105	35	70	
Deposits and guaranty received	9,242	9,974	(732)	
Other long term liabilities	826	2,241	(1,415)	
Shareholders' Equity	**630,786**	**612,641**	**18,145**	**3.0**
Paid-in capital	**186,554**	**186,554**	–	–
Capital surplus	**237,523**	**237,522**	**0**	**0.0**
Capital reserve	237,522	237,522	–	
Other capital surplus	0	–	0	
Retained earnings	**211,725**	**190,930**	**20,795**	**10.9**
Legal reserve	23,128	23,128	–	
Reserve for dividends	13,000	–	13,000	
General reserve	141,300	136,300	5,000	
Unappropriated retained earnings	34,296	31,502	2,794	
Net income	**33,580**	**30,196**	**3,384**	
Net unrealized holding gain (loss) on securities	**7,600**	**(1,836)**	**9,436**	–
Less treasury stock, at cost	**(12,616)**	**(529)**	**(12,087)**	–
Total	**1,030,003**	**1,115,880**	**(85,877)**	**(7.7)**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2003 – Jan. 31, 2004		Feb. 1, 2002 – Jan. 31, 2003		Diffrence	
	Millions of yen	(%)	*Millions of yen*	(%)	*Millions of yen*	(%)
Net sales	**1,055,027**	**100.0**	**1,052,558**	**100.0**	**2,469**	**0.2**
Construction	916,355	86.9	904,757	86.0		
Real estate	138,671	13.1	147,801	14.0		
Cost of sales	**829,289**	**78.6**	**831,009**	**79.0**	**(1,720)**	**(0.2)**
Construction	702,880	76.7	697,562	77.1		
Real estate	126,409	91.2	133,446	90.3		
Gross profit on sales	**225,737**	**21.4**	**221,549**	**21.0**	**4,188**	**1.9**
Total gross profit from construction	213,475	23.3	207,194	22.9		
Total gross profit from sales of real estate	12,262	8.8	14,354	9.7		
Selling, general and administrative expenses	**159,869**	**15.2**	**162,985**	**15.4**	**(3,116)**	**(1.9)**
Operating income	**65,868**	**6.2**	**58,564**	**5.6**	**7,304**	**12.5**
Non-operating income	**5,389**	**0.5**	**5,405**	**0.5**	**(16)**	**(0.3)**
Interest received	3,791		3,720			
Other income	1,597		1,684			
Non-operating loss	**5,702**	**0.5**	**8,404**	**0.8**	**(2,702)**	**(32.2)**
Interest paid	316		200			
Interest on bonds	1,330		2,226			
Other expenses	4,055		5,978			
Recurring income	**65,554**	**6.2**	**55,564**	**5.3**	**9,990**	**18.0**
Extraordinary income	491	0.0	—	—	491	—
Gain on sales of investment securities	491		—			
Extraordinary loss	**4,054**	**0.3**	**2,080**	**0.2**	**1,974**	**94.9**
Loss on revaluation of real land held for sale	2,988		—			
Loss from sales or deiposal of fixed assets	1,051		1,185			
Loss from devaluation of investment in securities	14		892			
Other	—		1			
Income before taxes	**61,991**	**5.9**	**53,484**	**5.1**	**8,507**	**15.9**
Income taxes (except enterprise tax)	434	0.0	434	0.0	—	—
Deferred income taxes	27,977	2.7	22,854	2.2	5,123	22.4
Net income (loss)	**33,580**	**3.2**	**30,196**	**2.9**	**3,384**	**11.2**
Retained earning brought forward from the preceding business term	6,975		7,689			
Interim dividends	6,259		6,383			
Unappropriated retained earnings	**34,296**		**31,502**			

3. Planned appropriation of earnings

Millions of yen

	Feb. 1, 2003 – Jan. 31, 2004		Feb. 1, 2002 – Jan. 31, 2003	
Unappropriated earnings (losses) for the period		34,296		31,502
Total		**34,296**		**31,502**
Planned utilization is as follows:				
Dividend to shareholders	6,258 Ordinary dividend = 9 yen		6,378 Ordinary dividend = 9 yen	
Directors' bonus	156 Directors' portion =142 Auditors' portion = 14		148 Directors' portion = 135 Auditors' portion = 13	
Accumulated dividend reserve	—		13,000	
Contingency reserve	21,000		5,000	
Total appropriations		**27,414**		**24,526**
Retained earnings for the period		**6,881**		**6,975**

Summary of Significant Accounting Policies

1. Basis and method of valuation of marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

- Stocks with market value:

  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

- Stocks with no available market value:

  At cost based on the moving average method

2. Basis and method of valuation of derivatives: Market value method

3. Basis and method of valuation of inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventory: At cost based on moving average method.

4. Depreciation of fixed assets:

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line depreciated over its expected useful life of five years.

5. Basis for converting foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

6. Basis for accounting for allowances:

(i) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for appraisal losses on investment in related companies:

Potential losses on investment in related companies are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iv) Allowance for compensation payments on completed works:

To provide for expenses arising after transferring buildings from defects and to cover compensation services costs, the Company provides based on 1/1,000th of housing business sales and 1/1,000th of the building portion of real estate business sales with guarantee obligation.

(v) Allowance for employee retirement

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over five years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Additional information)

Details of return of porton of empoyee pension plan

The Company details of the waiver of future obligations in respect of the proxy portion of the employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries following the implementation of the Defined Corporate Pension Act. The Company received approval of the waiver from the Minister of Health, Labor and Welfare on April 28 2003.

The monetary equivalent of the proxy of the employee's public pension fund recorded at the end of the current fiscal accouting year would be 40,750 million yen, if calculated along Accounting Treatment of Retirement Allowances Guidelines (as outlined by the JICPA committee Report, #13, 44-2). Assuming the entire amount had been returned at the end of the current fisical consolidated accouting year, an estimated profit of 36,578 million yen would have resulted.

(vi) Allowance for retirement benefit to directors, executive officers and corporate auditors

To allow for retirement bonus payments to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal based on internal regulations.

(f) Allowance for exhibition at Japan International Expo

To allow for expenses to be incurred at the Japan International Expo, the Company has provided an appropriate amount in the consolidated fiscal year.

7. Accounting for lease transaction:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

8. Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets

- The Company hedges bonds that fund operations using interest rate swaps.
- The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions. Furthermore, the notional principal of interest rate swap transactions is limited to the total of debt used to fund operations and interest-bearing debt.

(iv) Methods of assessing hedge effectiveness

The Company compares cumulative cash flow variations for hedge targets and hedge methods with market fluctuations and assesses the effectiveness of hedges based on the amounts of variation in both cases. However, for forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

9. Basic of presentation of financial statements

(1) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidated fiscal year in which they arise.

(2) Non-consolidated per share information

From this fiscal year the Accounting Standard for Earnings per Share and the Accounting Standard for Earnings per Share Application Guidelines (as outlined by the Accounting Standards Board of Japan); #2 and #4) have been reported.

The influence from application of the guidelines is reported in 6. non-consolidated per share information.

Notes to Balance Sheet and Income Statement (Non-consolidated)

1. Notes to non-consolidated balance sheet

Millions of yen

	Year to January 31,2004	Year to January 31,2003
Accumulated depreciation of fixed assets	133,981	128,229
Collateralized assets	27,855	27,893
Liabilities guaranteed	57,897	61,857
Interest bearing liabilities	60,003	150,004
Treasury stock	13,976,435 shares	609,464 shares

2. Notes to non-consolidated income statement

Millions of yen

	Year to January 31,2004	Year to January 31,2003
Depreciation	9,362	9,951

3. Lease transactions

(1)Finance leases other than those deemed to transfer ownership

(i) Lease acquisition cost equivalent, accumulated depreciation equivalent & end of period equivalent value

Millions of yen.

Year to January 31,2004	Acquisition cost equivalent	Accumulated depreciation equivalent	At year end
Buildings	35,327	20,857	14,469
Vehicles & transport equipment	55	14	40
Machinery & equipment	7,127	5,476	1,651
Software	1,957	1,479	478
Total	**44,468**	**27,827**	**16,640**

Millions of yen

Year to January 31,2003	Acquisition cost equivalent	Accumulated depreciation equivalent	At year end
Buildings	36,675	19,418	17,257
Vehicles& transport equipment	25	6	19
Machinery & equipment	7,743	5,574	2,169
Software	1,974	1,233	741
Total	**46,420**	**26,232**	**20,187**

(ii) Outstanding amounts under lease commitments at end of period

Millions of yen

	Year to January 31,2004	Year to January 31,2003
Within one year	6,449	7,494
More than one year	11,075	14,131
Total	**17,525**	**21,626**

(iii) Lease payments, depreciation equivalents and interest payment equivalents

Millions of yen

	Year to January 31,2004	Year to January 31,2003
Lease fees	7,960	9,076
Depreciation equivalent	7,523	8,515
Interest payments equivalent	365	468

(iv) Method of calculating depreciation

Calculated by the straights-line method over the lease term of the lease asset assuming zero residual value

(v) Method of calculating interest payments

Calculated by the interest method, whereby the difference between total lease payment and acquisition cost equivalent is distributed in equal installments each financial year.

(2)Operating leases

Millions of yen

Outstanding lease commitments:	Year to January 31,2004	Year to January 31,2003
Within one year	9	11
More than one year	52	62
Total	**61**	**73**

4. Marketable securities

Shares of subsidiaries and affiliates where a market price is available

Millions of yen

	Year to January 31,2004			Year to January 31,2003		
	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference
Subsidiaries	3,973	20,076	16,102	3,872	12,526	8,653

5. Deferred income taxes

(1) Significant components of deferred tax assets and liabilities

Millions of yen

	Year to January 31,2004	Year to January 31,2003
Current portion		
Deferred tax assets		
Appraisal losses on real estate for sale	38,248	67,761
Tax losses carried forward	13,175	12,537
Amounts in excess of allowed limit on expenses chargeable to bonus payment reserve	5,556	4,676
Unpaid social premium	713	—
Amounts in excess of allowed limit on expenses chargeable to allowance for bad debts	381	370
Other	684	918
Total deferred tax liabilities	**58,758**	**86,263**
Long-term portion		
Deferred tax assets		
Amounts in excess of allowed limit on expenses chargeable to retirement allowance reserve	24,441	24,525
Amounts in excess of allowed limit on expenses chargeable to allowance for bad debts	10,539	10,858
Special retirement allowance reserve for directors	357	336
Appraisal reserve for investments in affiliates	275	284
Net appraisal gains on other marketable securities	—	1,313
Other	2,729	2,810
Total deferred tax assets	**38,343**	**40,128**
Deferred tax liabilities		
Net appraisal gains on other marketable securities	5,152	—
Total deferred tax liabilities	**5,152**	—
Net deferred tax assets	**33,190**	**40,128**

(2) Follwing the announcement of revisions of the law on local taxes (Article 9:2003), which is applicable to accounting periods commencing after April 1, 2004, the tax rate used by the Company and its consolidated subsidiaries to calculate deferred tax assets arising from timing defferences etc.that are expected to be eliminated in accounting periods after the priod from February 1, 2005, has changed. As a result of this change, the amount of deferred tax assets (after offsetting deferred tax liabilities) has decreased by ¥1,604 million, and unrealized gain on securities and the adjustment for deferred income accounted for the year review have increased by ¥165 million and ¥1,770 million respectively.

6. Non-consolidated per share information

Year to January 31,2004 (Feb. 1, 2003 - Jan 31, 2004)	Year to January 31,2003 (Feb. 1, 2002 - Jan. 31, 2003)
Shareholder's equity per share ¥906.85	Shareholder's equity per share ¥864.37
Net income per share ¥47.69	Net income per share ¥42.58
Fully diluted net income per share ¥46.02	Fully diluted net income per share ¥38.93
Notes From this fiscal year the Accounting Standard for Earnings per Share and the Accounting Standard for Earnings per Share Application Guidelines (as outlined by the Accounting Standards Board of Japan); #2,) have been applied. For comparison purposes, following are the figures that would have resulted from the application of these standards in the previous fiscal year.	
Shareholder's equity per share ¥864.16	
Net income per share ¥42.37	
Diluted net income per share ¥38.74	

Note: Net income per share and diluted net income per share for the current fiscal year was calculated on the following basis.

Millions of yen, except where noted	Year to January 31,2004	Year to January 31,2003
Net income recorded on statements of income	33,580	
Amount not attributable to ordinary shares	156	-
Net income attributable to ordinary shares	33,424	-
Average number of shares outstanding during period [1,000 shares]	700,908	-
Main components of adjustment to net income used in calculating dilution in income per share Interest expenses [after deduction of tax equivalents]	306	
Adjustment to net income	306	-
Main components of increase in ordinary shares used in calculating dilution in net income per share [1,000 shares] Convertible bonds	32,060	-
Increase in ordinary shares [1,000 shares]	32,060	-

Changes to Directors, Auditors and Executive Officer

(1) Planned retirement of chairman & representative director (April 27, 2004)

Isao Okui

(2) New directors candidates (April 27, 2004)

Kunitada Suzuki	(Currently managing executive officer of Sekisui House)
Yuzo Matsumoto	(Currently managing executive officer of Sekisui House)
Kazuo Yoshimitsu	(Currently executive officer of Sekisui House)
Shiro Inagaki	(Currently executive officer of Sekisui House)

(3) Planned retirement of director (April 27, 2004)

Chojiro Yamamoto

(4) Promoted director (April 1, 2004)

As vice president & representative director Shichiro Iwane

(Currently a director & senior managing executive officer of Sekisui House)

(5) New auditor candidate

Kenichi Kawauchi (Currently chief manager in charge of information system department at Sekisui House)

(6) Planned to be elected by mutual vote of auditors after shareholder's meeting

As standing auditor Kenichi Kawauchi

(7) New executive officers (April 1, 2004)

Kiyohide Hirabayashi	(Currently general manager in charge of sales administration headquarter)
Satoru Shima	(Currently general manager in charge of sales administration headquarter)
Mikio Ishikawa	(Currently chief manager in charge of technology department)
Takeo Terashima	(Currently general manager in charge of sales administration headquarter)
Hisashi Murao	(Currently superintendent in charge of Yamaguchi factory)
Tetsuo Iku	(Currently chief manager in charge of product planning & design department)
Daiji Kuroki	(Currently general manager in charge of sales administration headquarter)
Takashi Uchida	(Currently chief manager in charge of accounting department)
Toshinori Abe	(Currently chief manager in charge of sales administration headquarter)